22.3 Certificate of Doug Syme

I, Doug Syme, of Zinkgruvan, Sweden, do hereby certify that as an author of this technical report on ”Mineral Reserves and Mineral Resources of the Zinkgruvan mine in South Central Sweden December 2008”, I hereby make the following statements:

  I am employed as General Manager with Zinkgruvan Mining AB with a business address SE- 696 81 Zinkgruvan, Sweden.

  I am a graduate with a degree in Bachelor of Engineering from Curtin University (Western Australian School of Mines)

  I am a member of the Australasian Institute of Mining and Metallurgy (CP) (Membership Number 108998)

  I have worked in the base metal mining industry since 1990 and have over 18 years of experience.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify, that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I have worked at the Zinkgruvan mine as General Manager since December 2008.

  I am responsible for the preparation of Section 23 of this Technical Report titled “Mineral Reserves and Mineral Resources of the Zinkgruvan mine in South-Central Sweden, December 2008” dated March 2009.

  Due to my position as General Manager with Zinkgruvan Mining AB I am not considered independent of the issuer applying all of the tests in section 1.4 of the instrument.

  As of the date of this certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I have read National Instrument 43-101 and sections for which I am responsible n this Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F

Signed dated this 31st day of March, 2009 at Zinkgruvan, Sweden.

/s/ Doug Syme

Doug Syme